

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2015

<u>Via E-mail</u>
Ken Z. Cai
President
Minco Gold Corporation
Suite 2772, 1055 West Georgia Street
P.O. Box 11176
Vancouver, B.C., Canada V6E 3R5

      Re: **Minco Gold Corporation**
               Form 20-F for the Year Ended December 31, 2014
               Filed March 31, 2015
               File No. 001-32670

Dear Mr. Cai:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining